Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

Immutep Announces Upcoming Industry Conference Participation

SYDNEY, AUSTRALIA – May 10, 2019 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep“ or “the Company“), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, today announces participation at upcoming industry conferences.

Conference:	New York Academy of Sciences, Frontiers in Immunotherapy

Dates:	May 14-15, 2019

Venue:	The New York Academy of Sciences, 7 World Trade Center, 250 Greenwich St Fl 40, New York, USA

Participation:	Frédéric Triebel, CSO & CMO of Immutep, will participate in a panel discussion titled “Novel Approaches from Biotech”

Conference:	World Advanced Therapies & Regenerative Medicine Congress & Expo 2019

Dates:	May 15-17, 2019

Venue:	Business Design Centre, London, UK

Presentation Title:	Combining a soluble LAG-3 protein with an anti-PD-1 antibody in phase I-II trials

Presenter:	Frédéric Triebel, CSO & CMO of Immutep

Conference:	American Society for Clinical Oncology (ASCO) Annual Meeting

Dates:	May 31 – June 4, 2019

Venue:	McCormick Place, Chicago, IL, USA

Abstract Number and Title: TPS2667, “A multicenter, phase II study of soluble LAG-3 (Eftilagimod Alpha) in combination with pembrolizumab (TACTI-002) in patients with advanced non-small cell lung cancer (NSCLC) or head and neck squamous cell carcinoma (HNSCC).”

Poster Session: Developmental Immunotherapy and Tumor Immunobiology

Session Data and Time: Saturday, Jun 1, 8:00 – 11:00 a.m. CDT

Location: Hall A, Poster Board Number: #299b

Abstract Number and Title: TPS2651, “The “INSIGHT” Trial: Two new strata of an explorative, open-labeled phase I study evaluating the feasibility and safety of subcutaneous IMP321 injections (LAG-3Ig fusion protein, eftilagimod alpha) combined with either standard-of-care drug therapy or PD-L1 inhibition (avelumab) in advanced-stage solid tumor entities.”

Poster Session: Developmental Immunotherapy and Tumor Immunobiology

Session Data and Time: Saturday, Jun 1, 8:00 – 11:00 a.m. CDT

Location: Hall A, Poster Board Number: #291b

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a planned Phase I clinical trial in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States. Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com